                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                      The Securities Exchange Act of 1934

                      For the Month of      APRIL 2003
                                       ------------------

                           AGNICO-EAGLE MINES LIMITED
       ------------------------------------------------------------------
                (Translation of registrant's name into English)

           145 KING STREET EAST, SUITE 500, TORONTO, ONTARIO M5C 2Y7
  ---------------------------------------------------------------------------

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F   X                     Form 40-F
                         -----                             -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                     Yes                      No   X
                         -----                   -----

       [If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AGNICO-EAGLE MINES LIMITED

Date: MAY 5, 2003                           By: (SIGNED) DAVID GAROFALO
      -----------                               --------------------------------
                                                Vice-President, Finance and
                                                Chief Financial Officer

[AGNICO EAGLE LOGO]=====N=E=W=S==R=E=L=E=A=S=E==================================



STOCK SYMBOLS: AEM (NYSE)         FOR FURTHER INFORMATION:
               AGE (TSX)          BARRY LANDEN, V.P. CORPORATE AFFAIRS
                                  AGNICO-EAGLE MINES LIMITED
                                  (416) 947-1212


(ALL AMOUNTS EXPRESSED IN U.S. DOLLARS UNLESS OTHERWISE NOTED)

                  AGNICO-EAGLE TO OWN 100% OF LAPA GOLD DEPOSIT
              ANNOUNCES UPDATED DRILLING AND EXTENSION OF DEPOSIT
                FURTHER EXPANDS DOMINANT REGIONAL LAND POSITION

Toronto, Canada (April 24, 2003) - AGNICO-EAGLE MINES LIMITED today announced a number of significant positive developments with regard to its regional growth strategy:

     O Increase in the Company's ownership in the Lapa property to 100% by acquiring Breakwater Resources Ltd.'s interest.
     O Expansion of the Lapa deposit with five drills currently testing the Contact Zone.
     O  Acquisition of additional properties along the Cadillac-Larder Lake
        Break.

HIGH-GRADE GOLD OUNCES ACQUIRED AND DISCOVERED ECONOMICALLY

Agnico-Eagle has agreed to acquire, subject to the completion of a definitive legal agreement, Breakwater's joint venture interest in the Lapa high-grade gold discovery, located seven miles east of the LaRonde Mine in northwestern Quebec. Under the terms of the arrangement, Agnico-Eagle will increase its ownership interest to 100% for consideration of $8.925 million and net smelter royalties ranging from 0.5% to 1.0%. An additional $1 million will be payable to Breakwater if Lapa's published inferred mineral resource reaches 2 million ounces of gold. Of the total potential cash consideration of $9.925 million, $2 million will be creditable against future net smelter royalties.

In the course of earning an 80% interest in the property under an option agreement with Breakwater, Agnico-Eagle outlined a deposit on Lapa in late 2002 that is currently known to host an inferred mineral resource of 3.3 million tons grading 0.25 ounces per ton of gold, containing 816,000 ounces of gold (cut to 1.5 oz./t). Including acquisition costs and exploration spending conducted by Agnico-Eagle to date, the discovery costs to the Company of this deposit is approximately $11 per ounce of gold based on the current inferred mineral resource.

ACCELERATED DRILLING PROGRAM ON LAPA EXPANDING HIGH-GRADE ZONE

Agnico-Eagle is conducting a $2.5 million exploration program on Lapa in 2003 with five drills in operation. Two drills are currently probing the eastern limit as well as at depth (drill holes 118-03-20 & 17A), a third on increasing the drill hole density within the known inferred mineral resource outline (drill hole 118-03-19), a fourth drill obtaining additional samples for metallurgical testing (drill hole TML-01) and the last exploring the deposit at depth (drill hole 118-03-16A).

Two additional results have been obtained since the last public update in February. They have been summarized below:


----------------------------------------------------------------------------------------------------
                      TRUE                                                GOLD(OZ/TON)
DRILL HOLE            THICKNESS(FT)       FROM            TO              CUT(1.5 OZ)          UNCUT
----------------------------------------------------------------------------------------------------
118-03-16             12.1                4,186.0         4,203.4         0.39                 0.52*
----------------------------------------------------------------------------------------------------
118-03-18B            9.2                 2,046.9         2,061.3         0.20                 0.20*
----------------------------------------------------------------------------------------------------

*preliminary results

The most interesting result was obtained in drill hole 118-03-16, targeted to test the downward eastern extension of drill hole 118-03-04A, which had previously intersected 0.21 ounces of gold over a true thickness of 99.1 feet (cut to 1.5 oz./t). The most recent result intersected the Contact Zone at a depth of 3,800 feet below surface, or 800 feet below and to the east of the deepest previous intersection. The overall mineralized envelope in this latest intersection was 75 feet.

As a result, the Contact Zone has been traced over a vertical distance of 2,800 feet and a horizontal distance of 1,600 feet. Current ly drill hole 118-03-16A is in progress to test the area 200 feet above drill hole 118-03-16 between the two deepest intercepts returned to date. Further positive results in this area could have a significant impact on the overall resource estimate of the Contact Zone.

Drill hole 118-03-18B was an infill drill hole drilled in the upper western sector of the deposit. The drill hole essentially confirmed previous drilling results.

Drill hole 118-03-17 (not disclosed above) was drilled at a depth of 3,300 feet below surface to test the eastern and depth extension of the Contact Zone. The drill hole was abandoned due to failure of the drill string. However, the drill hole did encounter erratic gold mineralization with values up to 0.25 ounces of gold per ton. The drill hole did not reach the target area prior to the drill string failure. A wedge cut is currently being drilled 100 feet above drill hole 118-03-17.

Initial metallurgical testing on small drill core samples has yielded favourable results. Test work on a larger sample to be extracted from the current drilling program is expected to be completed by the end of the third quarter. In addition, the Company expects to release an updated mineral resource calculation and further drilling results prior to its Annual General Meeting on June 19.

All Lapa drill core is BQ caliber and is logged at the LaRonde Mine by a senior project geologist for the Company's Exploration Division, who is fully qualified per the standards outlined in National Instrument 43-101. The drill core is sawed in half with one half sent to a commercial laboratory and the other half retained for future reference. Upon reception of the assay results, the pulps and rejects are recovered and submitted to a second laboratory for check-assay purposes. The gold assaying method uses a 30-gram sample by Fire Assays or Metallic Sieve finish as requested by the project geologist. The laboratories used are Bourlamaque Assay Laboratories Ltd., Val d'Or, Quebec, and Expert Laboratories Inc., Rouyn-Noranda, Quebec.

STRATEGIC ACQUISITIONS OF PROPERTY ON PROLIFIC BELT CONTINUES

In the first quarter, the Company also acquired 100% of the Normand Lake and Chibex North Properties, all located on the same geological trend as Lapa. Chibex North is located immediately south of and adjacent to Lapa. Agnico-Eagle has also agreed to acquire Breakwater's 66 2/3% interest in the Chibex South Property for $75,000 and a 0.66% net smelter royalty. Chibex South is located south of and adjacent to Chibex North. Agnico-Eagle now controls properties covering 12 miles on the geological contact that hosts the Lapa Contact Zone.

With these property acquisitions, Agnico-Eagle's land package in northwestern Quebec has been expanded to 2,467 hectacres and is strategically located along two of the most prolific gold mining trends, the Cadillac-Larder Lake Break hosting most of the vein type deposits from Val d'Or, in Northwestern Quebec to the Kirkland Lake District in Northeastern Ontario as well as the Cadillac-Bousquet Belt which hosts the LaRonde deposits. The Cadillac-Larder Lake Break is one of North America's most prolific gold mining trends.

The illustrations that detail the results presented in this news release can be viewed and downloaded from the Company's website www.agnico-eagle.com (PRESS RELEASE) or:

http://files.newswire.ca/3/geology.pdf
http://files.newswire.ca/3/longitudinal.pdf

FORWARD LOOKING STATEMENTS

This news release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's operating history includes over three decades of cont inuous gold production, primarily from underground mining operations. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 23 consecutive years.


                                     - 30 -


                                                                              3